UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934

RIBBON COMMUNICATIONS INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)
762544104
(CUSIP Number)
Suzanne Hart, Marta Kiri, Attila Urbanovics Dohany utca 12 Budapest H-1074 Hungary +36 1 328 6828
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 3, 2020
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 762544104
1.	Names of Reporting Persons. Equiom (Guernsey) Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 25,796,395 shares of Common Stock(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 25,796,395 shares of Common Stock(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,796,395 shares of Common Stock(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.9%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Represents 25,796,395 shares of Common Stock (as defined below) issued pursuant to the Merger Agreement (as defined below). Of the 25,796,395 shares of Common Stock, 1,454,545 shares are held in escrow and are subject to forfeiture during a period of up to five years following the Merger (as defined below) to satisfy certain potential liabilities under the Merger Agreement. The transactions contemplated by the Merger Agreement were consummated on March 3, 2020, at which time the shares of Common Stock were issued to the Reporting Persons.

(2)	For purposes of calculating beneficial ownership of the Reporting Persons, the total number of shares of Common Stock deemed outstanding is 143,806,494, which amount includes (i) 111,306,494 shares of Common Stock reported as outstanding as of December 31, 2019 in Ribbon Communication Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the SEC on February 28, 2020 and (ii) 32,500,000 shares of Common Stock issued on March 3, 2020 pursuant to the consummation of the Merger (as defined below).

CUSIP No. 762544104
1.	Names of Reporting Persons. ECI Holding (Hungary) Kft.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hungary

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 25,796,395 shares of Common Stock(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 25,796,395 shares of Common Stock(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,796,395 shares of Common Stock(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.9%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Represents 25,796,395 shares of Common Stock (as defined below) issued pursuant to the Merger Agreement (as defined below). Of the 25,796,395 shares of Common Stock, 1,454,545 shares are held in escrow and are subject to forfeiture during a period of up to five years following the Merger (as defined below) to satisfy certain potential liabilities under the Merger Agreement. The transactions contemplated by the Merger Agreement were consummated on March 3, 2020, at which time the shares of Common Stock were issued to the Reporting Persons.

(2)	For purposes of calculating beneficial ownership of the Reporting Persons, the total number of shares of Common Stock deemed outstanding is 143,806,494, which amount includes (i) 111,306,494 shares of Common Stock reported as outstanding as of December 31, 2019 in Ribbon Communication Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the SEC on February 28, 2020 and (ii) 32,500,000 shares of Common Stock issued on March 3, 2020 pursuant to the consummation of the Merger.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the issued and outstanding shares of common stock, par value $0.0001 (the “Common Stock”), of Ribbon Communications Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4 Technology Park Drive, Westford, Massachusetts 01886.

Item 2. Identity and Background

(a)	– (c), (f)

This Statement is being filed by a wholly-owned indirect subsidiary of Swarth Group Inc., ECI Holding (Hungary) Kft., a company organized under the laws of Hungary (“Swarth”), and Equiom (Guernsey) Ltd., a company organized under the laws of Guernsey and the trustee of the Angold Trust (“Equiom”). Equiom is filing this Statement in its capacity as trustee of the Angold Trust - the indirect controlling shareholder of Swarth (Equiom and Swarth are, together, the “Reporting Persons”).

The principal business of the Swarth group is investing in technology companies and real estate. The principal business address and principal office address of Swarth is Dohany utca 12, Budapest, H-1074 Hungary.

The principal business of Equiom is providing global financial services. The principal business address and principal office address of Equiom is PO Box 175, Frances House, Sir William Place, St. Peter Port, Guernsey, GY1 4HQ.

The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of the Reporting Persons is set forth on Schedule A hereto and are incorporated herein by reference.

(d)	– (e)

During the last five years, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons set forth on Schedule A hereto have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons acquired the securities reported herein as consideration for a certain number of ordinary shares and preferred shares of ECI Telecom Group Ltd. that, pursuant to the terms and conditions of the Merger Agreement (as defined below), were converted into the right to receive, among other things, 25,796,395 shares of Common Stock.

The information set forth in Item 4 of this Statement is incorporated into this Item 3 by reference.

Item 4. Purpose of Transaction

On March 3, 2020, pursuant to the Agreement and Plan of Merger, dated as of November 14, 2019 (the “Merger Agreement”), by and among the Issuer, Ribbon Communications Israel Ltd., a company incorporated under the laws of the State of Israel and an indirect wholly owned subsidiary of the Issuer (“Direct Parent”), Eclipse Communications Ltd., a company incorporated under the laws of the State of Israel and a direct wholly owned subsidiary of Direct Parent (“Merger Sub”), ECI Telecom Group Ltd., a company incorporated under the laws of the State of Israel (“ECI”), and Swarth, ECI merged with Merger Sub, with ECI as the surviving entity (the “Merger”). Simultaneous with the consummation of the Merger, JPMC Heritage Parent and Heritage III (the

“JPM Stockholders”), Swarth and the Issuer entered into a First Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) and a Stockholders Agreement (the “Stockholders Agreement”), the material terms of which are described below.

Registration Rights Agreement

Under the Registration Rights Agreement, Swarth and certain other holders of Common Stock were granted certain registration rights beginning on the 180th day following the closing of the Merger, including (i) the right to request that the Issuer file an automatic shelf registration statement and effect unlimited underwritten offerings pursuant to such shelf registration statement; (ii) unlimited demand registrations; and (iii) unlimited piggyback registration rights that allow holders of registrable shares to require that shares of Common Stock owned by such holders be included in certain registration statements filed by the Issuer, in each case subject to the transfer restrictions contained in the Stockholders Agreement. In connection with these registration rights, the Issuer has agreed to effect certain procedural actions, including taking certain actions to properly effect any registration statement or offering and to keep the participating stockholders of the Issuer reasonably informed with adequate opportunity to comment and review, as well as customary indemnification and contribution agreements.

Stockholders Agreement

The Stockholders Agreement sets forth, among other things, certain rights and obligations of the parties with respect to: the corporate governance of the Issuer, including director designation rights and the composition of committees of the Issuer’s Board of Directors (the “Board”); consent rights; restrictions on transfer, acquisitions and dispositions of securities of the Issuer; registration rights; and other matters set forth therein.

Director Designation

The Stockholders Agreement provides that the Board of the Issuer will be comprised of nine directors except (A) if otherwise approved by the Board, including a majority of the Independent Directors (as defined in the Stockholders Agreement), in connection with (x) an acquisition of another business by the Issuer or (y) an equity investment in the Issuer or (B) as may otherwise be approved by the Board of Directors, including a majority of the Independent Directors and the written consent of Swarth and the JPM Stockholders, until the second anniversary of the closing of the Merger. Following the second anniversary of the closing of the Merger, the Board may approve a different number of directors.

For so long as Swarth beneficially owns (i) at least 88% of the shares of Common Stock, beneficially owned in the aggregate on the date of the Stockholders Agreement, Swarth will have the right to nominate three Board members, of which at least two must be Independent Directors; (ii) less than 88% and at least 58% of the shares of Common Stock beneficially owned in the aggregate on the date of the Stockholders Agreement, the number of directors that Swarth will have the right to nominate will be reduced to two Board members, of which at least one must be an Independent Director; (iii) less than 58% and at least 29% of the shares of Common Stock beneficially owned in the aggregate on the date of the Stockholders Agreement, the number of directors that Swarth will have the right to nominate will be reduced to one Board member, who needs not qualify as an Independent Director; and (iv) less than 29% of the shares of Common Stock beneficially owned in the aggregate on the date of the Stockholders Agreement, Swarth will have no right to nominate any members of the Board.

Until the first anniversary of the date of the Stockholders Agreement, no member of the Board appointed by either Swarth or the JPM Stockholders will be removed from the Board, regardless of any sell down of Common Stock by the nominating stockholder. In the event any Board member nominated by Swarth or the JPM Stockholders, as applicable, resigns or is unable to serve, such party will be entitled to designate a successor, subject to the conditions set forth in the Stockholders Agreement.

For as long as Swarth has the right to designate at least two directors to the Board, (i) the nominating and corporate governance committee shall be comprised of three Independent Directors, at least one of whom shall be a designee of Swarth, (ii) a designee of Swarth shall be the chairman of the audit committee and (iii) only in the case that the JPM Stockholders do not have the right to designate at least two directors to the Board, a designee of Swarth shall be the chairman of each of the nominating and corporate governance committee and the compensation committee.

 Swarth Irrevocable Proxy

All of Swarth's governance rights, including its right to designate members of the Board, are subject to receipt of approval by the Committee on Foreign Investment in the United States (“CFIUS”). Until CFIUS approval is obtained, Swarth has granted an irrevocable proxy to the Issuer to vote the shares of Common Stock held by Swarth that represent more than 9.99% of the consolidated voting power of all issued and outstanding Common Stock pro rata in accordance with how the other holders of Common Stock vote their shares.

Voting

So long as a stockholder has director nomination rights under the Stockholders Agreement, with respect to any proposal or resolution relating to the election of directors to the Board, both Swarth and the JPM Stockholders will take all necessary actions within its control to vote its shares affirmatively in favor of such director nominees.

Standstill Provisions

The Stockholders Agreement contains certain standstill provisions restricting Swarth and the JPM Stockholders from acquiring (or seeking or making any proposal or offer with respect to acquiring) additional shares of Common Stock or any security convertible into Common Stock or any assets, indebtedness or businesses of Common Stock or any of its subsidiaries. Certain customary exclusions apply, and acquisition of shares of Common Stock by a stockholder will be permitted so long as such acquisition would not result in such stockholder and its affiliates beneficially owning a number of Common Stock that is greater than 120% of the number of voting shares of Common Stock held by Swarth or the JPM Stockholders, as applicable, at the closing of the Merger. The standstill restrictions apply from the date of the Stockholders Agreement until the earlier of (i) the entry by the Issuer into a definitive agreement constituting a change of control transaction as discussed in further detail below and (ii) such date as Swarth or the JPM Stockholders, as applicable, no longer has a right to designate any members of the Board. Without the approval of a majority of the disinterested directors serving on the Board, neither Swarth nor the JPM Stockholders may enter into or affirmatively support any transaction resulting in a change of control of the Issuer in which any such stockholder receives per share consideration as a holder of Common Stock in excess of that to be received by other holders of Common Stock.

Restrictions on Transfers and Acquisitions

Without the approval of a majority of the disinterested directors serving on the Board, for 180 days following the closing of the Merger (the “Initial Lock-Up Period”) (i) no JPM Stockholder nor Swarth may transfer any shares of Common Stock that it beneficially owns (except to a permitted transferee that agrees to hold shares subject to the terms of the Stockholders Agreement). Thereafter, until three years following the closing of the Merger, neither Swarth nor the JPM Stockholders may transfer any shares of Common Stock that it beneficially owns if such transfer involves more than 15% of the outstanding shares of Common Stock or if the transferee would own 15% or more of the outstanding shares of Common Stock following such transfer, other than to a permitted transferee that agrees to be subject to the Stockholders Agreement or pursuant to a regulatory requirement and (ii) neither Swarth nor the JPM Stockholders may transfer voting shares of Common Stock representing more than 50% of the shares of Common Stock that such stockholder in the aggregate beneficially owns as of the closing of the Merger other than (A) pursuant to a marketed underwritten public offering, (B) to a permitted transferee that agrees to hold shares subject to the terms of the Stockholders Agreement or (C) pursuant to a regulatory requirement.

Without approval of a majority of the disinterested directors serving on the Board, for 180 days following the Initial Lock-Up Period, no JPM Stockholder nor Swarth may transfer voting shares of Common Stock representing more than 50% of the shares of Common Stock that such stockholder in the aggregate beneficially owned in the aggregate on the date of the Stockholders Agreement other than (A) pursuant to a Marketed Underwritten Public Offering (as defined in the Registration Rights Agreement), (B) to a permitted transferee that agrees to hold shares subject to the terms of the Stockholders Agreement or (C) pursuant to a regulatory requirement.

The Stockholders Agreement will terminate by mutual consent of the Issuer, a majority in interest of Swarth and the JPM Stockholders (including the approval by a majority of Independent Directors) or with respect to either Swarth or the JPM Stockholders, on the date that such stockholder ceases to beneficially own 2% or more of the issued and outstanding Common Stock.

The foregoing descriptions of the Registration Rights Agreement and Stockholders Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Statement and incorporated herein by reference.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in this Item 4 except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons acquired the securities described herein for investment purposes and they intend to review their investment in the Issuer on a continuing basis. Subject to the terms of the Stockholders Agreement and depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in communications with management and the board of directors of the Issuer, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional shares of Common Stock, selling some or all of its shares of Common Stock, transferring some or all of its shares of Common Stock to a Permitted Transferee (as defined in the Stockholders Agreement), pledging some or all of its shares of Common Stock for collateral purposes, or changing its intention with respect to any and all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer

(a)	– (b)

The following sets forth, as of the date of this Statement, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof. For purposes of calculating beneficial ownership of the Reporting Persons, the total number of shares of Common Stock deemed outstanding is 143,806,494, which amount includes (i) 111,306,494 shares of Common Stock reported as outstanding as of December 31, 2019 in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the SEC on February 28, 2020 and (ii) 32,500,000 shares of Common Stock issued on March 3, 2020 pursuant to the consummation of the Merger.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Equiom (Guernsey) Ltd.	25,796,395	17.9%	0	25,796,395	0	25,796,395
ECI Holding (Hungary) Kft.	25,796,395	17.9%	0	25,796,395	0	25,796,395

Swarth is the record holder of 25,796,395 shares of Common Stock. Swarth is indirectly controlled by the Angold Trust, which is exclusively managed by its trustee, Equiom. As a result, Equiom may be deemed to have or share beneficial ownership of the Common Stock directly held by Swarth.

Except as set forth above, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in Schedule A hereto beneficially owns any shares of Common Stock.

(c)	Except as set forth in this Item 4, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons set forth on Schedule A hereto has effected any transaction in the shares of Common Stock during the past 60 days.

(d)	Except as set forth in this Statement, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons set forth on Schedule A hereto has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Items 3 and 4 of this Statement is incorporated into this Item 6 by reference.

Other than as described in Items 3 and 4 of this Statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer of voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement, dated March 13, 2020, by and between Equiom (Guernsey) Ltd. and ECI Holding (Hungary) Kft.

2	First Amended and Restated Registration Rights Agreement, dated as of March 3, 2020, by and among Ribbon Communications Inc., JPMC Heritage Parent LLC, Heritage PE (OEP) III, L.P. and ECI Holding (Hungary) Kft (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on March 3, 2020 and incorporated herein by reference).

3	First Amended and Restated Stockholders Agreement, dated as of March 3, 2020, by and among Ribbon Communications Inc., JPMC Heritage Parent LLC, Heritage PE (OEP) III, L.P. and ECI Holding (Hungary) Kft (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on March 3, 2020 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2020

EQUIOM (GUERNSEY) LTD

By:	/s/ Marcel Cariou
Name:	Marcel Cariou
Title:	Director

By:	/s/ Nicholas Moss
Name:	Nicholas Moss
Title:	Director

ECI HOLDING (HUNGARY) KFT.

By:	/s/ Suzanne Hart
Name:	Suzanne Hart
Title:	Managing Director

By:	/s/ Márta Kiri
Name:	Márta Kiri
Title:	Managing Director

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following table sets forth certain information with respect to the directors and officers of Equiom (Guernsey) Ltd. and ECI Holding (Hungary) Kft.

Equiom (Guernsey) Ltd.

Name	Present Principal Occupation	Business Address	Citizenship
Marcel Cariou	Director of Equiom (Guernsey) Ltd.	PO Box 175, Frances House, Sir William Place St. Peter Port, Guernsey GY1 4HQ	British

Dustyn Molver	Director of Equiom (Guernsey) Ltd.	PO Box 175, Frances House, Sir William Place St. Peter Port, Guernsey GY1 4HQ	South Africa

Nicholas Moss	Director of Equiom (Guernsey) Ltd.	PO Box 175, Frances House, Sir William Place St. Peter Port, Guernsey GY1 4HQ	British

Oliver Norman	Director of Equiom (Guernsey) Ltd.	PO Box 175, Frances House, Sir William Place St. Peter Port, Guernsey GY1 4HQ	British

Caroline Prow	Director of Equiom (Guernsey) Ltd.	PO Box 175, Frances House, Sir William Place St. Peter Port, Guernsey GY1 4HQ	British

ECI Holding (Hungary) Kft.

Name	Present Principal Occupation	Business Address	Citizenship
Suzanne Hart	Managing Director of ECI Holding (Hungary) Kft.	11 Bulls Row, Northrepps, Cromer, Norfolk, NR27 0LF United Kingdom	British

Márta Kiri	Managing Director of ECI Holding (Hungary) Kft.	1074 Budapest, Dohany u. 12., Hungary	Hungary

Attila Urbanovics	Managing Director of ECI Holding (Hungary) Kft.	1074 Budapest, Dohany u. 12., Hungary	Hungary